Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

June 23, 2023

VIA EDGAR

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comments on Post-Effective Amendment No. 351 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 354 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (File Nos. 002-90946 and 811-04015) (the “Registration Statement”) of Eaton Vance Mutual Funds Trust (the “Registrant”), on behalf of Eaton Vance Total Return Bond Fund (the “Fund”)

Dear Ms. Vroman-Lee,

Thank you for your oral comments provided on May 2, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Registration Statement, which was filed with the Commission on March 27, 2023 (Accession No. 0000940394-23-000501). The staff’s comments are summarized below to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 358 to the Registration Statement, which the Registrant expects to file on or about June 30, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Footnote 3 to the fee table states that the expense reimbursement for the Fund’s share classes will extend through January 1, 2024. Pursuant to Instruction 3(e) to Item 3 of Form N-1A, an expense reimbursement or fee waiver may be disclosed in the fee table only if it will be in effect for at least one year from the effective date of the prospectus. Please either delete the disclosure of the expense reimbursement described in footnote 3 to the fee table and revise the expense example accordingly or extend the expense reimbursement to be in effect for at least one year from the effective date of the Prospectus.

Response: The term of the expense reimbursement has been extended to February 1, 2025, and the Registrant intends to revise Footnote 3 to the fee table to reflect that extension.

2.     Regarding Footnote 3 to the fee table, if a fund’s expense reimbursement is subject to recoupment, this footnote should also disclose the terms of the expense reimbursement arrangement and confirm that any recoupment is limited generally to three years from the date of the reimbursement. Please additionally disclose that any such recoupment will not cause the Fund’s expense ratio to exceed either: (i) the expense cap in effect at the time of the reimbursement; or (ii) the expense cap in effect at the time of recoupment.

Response: As disclosed in Footnote 3 to the fee table, the Fund’s expense reimbursement is subject to recoupment by the administrator during the same fiscal year as the reimbursement to the extent actual expenses are less than any contractual expense cap in place during such year. As such, any recoupment will occur within three years from the date of the reimbursement. Additionally, because the Fund’s contractual expense cap typically does not change during the Fund’s fiscal year, any recoupment would not cause the Fund’s total annual fund operating expenses to exceed the expense limit in effect at the time of reimbursement or at the time of recoupment. In connection with the extension of the expense reimbursement described in the response to Comment 1, however, the Registrant agrees to add the following clarifying language to Footnote 3 to the fee table (addition in bold/underline):

Amounts reimbursed may be recouped by the administrator during the same fiscal year to the extent actual expenses are less than any contractual expense cap in place during such year. Pursuant to this arrangement, the administrator may recoup from the Fund any reimbursed expenses during the same fiscal year if such recoupment does not cause the Fund’s Total Annual Fund Operating Expenses after such recoupment to exceed (i) the expense limit in effect at the time of the reimbursement; or (ii) the expense limit in effect at the time of recoupment.

3.	Please disclose whether the Fund will be actively turning over its portfolio. If the Fund will be actively turning over its portfolio, please include appropriate risk disclosure.

Response: From time to time, the Fund’s portfolio turnover rate may exceed 100% in response to market volatility or other factors. However, the Fund does not seek high portfolio turnover as part of its strategy. The Registrant believes that the current disclosure under the “Fund Summary—Portfolio Turnover” section of the Prospectus, combined with the disclosure in the “Additional Information About Investment Strategies and Risks—Portfolio Turnover” section of the Statement of Additional Information, provides sufficient information regarding the Fund’s portfolio turnover rate and the costs associated therewith. As such, the Registrant does not believe a separate risk factor relating to active portfolio turnover is necessary for the Fund. The Registrant will continue to monitor the Fund’s portfolio turnover rates and make enhancements or adjustments to the current disclosure as appropriate.

4.	Please clarify how private placements, convertible securities and other hybrid securities are fixed income securities such that their inclusion in the Fund’s 80% Policy complies with Rule 35d-1 under the 1940 Act.

Response: The private placements, convertible securities, and other hybrid securities in which the Fund may invest include private placement debt investments, convertible bonds, credit-linked notes, hybrid securities that pay a stated rate of return until a certain date, and other investments that possess debt-like characteristics and risks. Due to the fixed- and floating-rate features of these instruments, the Registrant believes such instruments may reasonably be characterized as “bonds and other fixed and floating-rate instruments” for the purposes of the Fund’s 80% Policy. The Registrant believes that such characterization is consistent with industry norms.

5.	The last paragraph of “Principal Investment Strategies” states: “The portfolio managers may also consider financially material environmental, social and governance (“ESG”) factors when evaluating an issuer.” Please disclose whether the Fund selects investments by reference to an ESG index, a third-party rating organization, a proprietary screen—and the factors to which a screen applies—or a combination of the above methods.

Response: The Fund’s portfolio management utilizes information provided by, and the expertise of, the research staff of the investment adviser and/or certain of its affiliates in making investment decisions. As part of the research process, portfolio management may consider financially material ESG factors, among other factors. The research staff’s evaluation of a particular security’s ESG characteristics generally involves both quantitative and qualitative analysis and focuses on ESG factors relevant to the issuer’s operations. The Fund does not select investments by reference to an ESG index, a third-party rating organization, or negative or positive screens. Financially material ESG factors are some of the many factors that the Fund’s investment adviser considers in respect of the Fund, and ESG factors are neither exclusive nor primary factors driving investment decisions for the Funds. The weight that ESG factors are given in a particular investment decision is dependent upon the portfolio management team’s assessment of their materiality and relevance to that investment decision. While the Registrant believes that its current disclosure regarding ESG is appropriate given the role of ESG criteria in the adviser’s investment process, the Registrant will take the staff’s comment into consideration in connection with the Fund’s next annual update and will consider whether any additional disclosure is appropriate.

6.	Please include risk disclosures for the following investment strategies that are referenced in Item 4: foreign debt, sovereign debt, supranational entities, structured notes, and private placements.

Response: With respect to strategies involving foreign debt, sovereign debt, and supranational entities, the Registrant believes that information under “Foreign Investment Risk” and “Emerging Markets Investment Risk” in the section “Fund Summary—Principal Risks” and “Fixed-Income Securities and Other Debt Instruments,” “Foreign Investments” and “Emerging Markets Investment” in the section “Investment Objective & Principal Policies and Risks” in the Prospectus is sufficient for an investor’s consideration of the Fund’s exposures to the related risks. With respect to strategies involving

2

structured notes and private placements, the Registrant believes that information under “Interest Rate Risk” and “Credit Risk” in the section “Fund Summary—Principal Risks” and “Fixed-Income Securities and Other Debt Instruments” in the section “Investment Objective & Principal Policies and Risks” in the Prospectus is sufficient for an investor’s consideration of the Fund’s exposures to the related risks.

7.	If fixed- and floating-rate instruments are a part of the Fund’s 80% Policy, please include a risk for investing in fixed- and floating-rate income instruments.

Response: The Registrant believes that the information under “Interest Rate Risk” and “Credit Risk” in the section “Fund Summary—Principal Risks” and “Fixed-Income Securities and Other Debt Instruments” in the section “Investment Objective & Principal Policies and Risks” in the Prospectus is sufficient for an investor’s consideration of the Fund’s exposures to the risks related to fixed- and floating-rate income instruments.

8.	The staff notes the “Convertible and Other Hybrid Securities Risk” on page 5. If the Fund invests in contingent convertible securities, please add disclosure to “Principal Investment Strategies” and corresponding risk disclosure.

Response: The Registrant notes the reference to convertible securities in the second sentence of the first paragraph under “Principal Investment Strategies.” The Registrant confirms that it does consider contingent convertible securities to be a type of convertible securities, among others, in which the Fund may invest. The Registrant intends to add the following disclosure to the Fund’s “Investment Objective & Principal Policies and Risks” section under Item 9 for clarity:

Contingent Convertible Securities. Contingent convertible securities (sometimes referred to as “CoCos”) are convertible securities with loss absorption characteristics. These securities provide for mandatory conversion into common stock of the issuer under certain circumstances. The mandatory conversion may be automatically triggered, for instance, if a company fails to meet the capital minimum with respect to the security, the company’s regulator makes a determination that the security should convert or the company receives specified levels of extraordinary public support. Since the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero; and conversion would deepen the subordination of the investor, hence worsening standing in a bankruptcy. In addition, some such instruments have a set stock conversion rate that would cause an automatic write-down of capital if the price of the stock is below the conversion price on the conversion date. Under similar circumstances, the liquidation value of certain types of contingent convertible securities may be adjusted downward to below the original par value. The write down of the par value would occur automatically and would not entitle the holders to seek bankruptcy of the company. In certain circumstances, contingent convertible securities may write down to zero and investors could lose the entire value of the investment, even as the issuer remains in business. CoCos may be subject to redemption at the option of the issuer at a predetermined price.

9.	With respect to “Derivatives Risk” on page 6, the staff notes that “Principal Investment Strategies” includes specific reference to “options, futures contracts (including index futures contracts), foreign forward currency exchange contracts or swap agreements (including credit default swaps).” Please tailor the risk disclosure to these derivatives and include separate headings as applicable.

Response: The Registrant believes that the “Principal Risks—Derivatives Risk” disclosure, coupled with the information under “Investment Objective & Principal Policies and Risks—Derivatives,” which includes tailored risk disclosure under separate headings for options, futures contracts (which includes disclosure relating to index futures contracts), forward foreign exchange contracts, and swaps (which includes disclosure for interest rate swaps, total return swaps, inflation swaps, and credit default swaps), is sufficient for an investor’s consideration of the risks associated with these types of derivatives. See also response to Comment #12.

10.	The staff notes the section entitled “Fixed-Income Securities and Other Debt Instruments” under “Investment Objective & Principal Policies and Risks” on page 9 of the Prospectus. As Item 9 should provide more robust disclosure than Item 4 disclosure, please add a risk disclosure regarding fixed income and other debt instruments in Item 4.

Response: The Registrant believes that the principal risks associated with investments in fixed-income securities and other debt instruments are described in the existing Item 4 “Principal Risks” disclosure, including, in particular, “Market Risk,” “Interest Rate Risk,” “Credit Risk,” and “Additional Risks of Loans.”

3

The Registrant notes that the Fund’s “Investment Objective & Principal Policies and Risks” disclosure under Item 9 includes additional information about the Fund’s principal investment policies and risks, as well as information about other types of investments and practices in which the Fund may engage from time to time. With respect to disclosure in Item 4 that is not included in Item 9, the Registrant notes that page 18 of the adopting release for the amendments to Form N-1A (Investment Company Act Release No. 23064 (Mar. 13, 1998)) states that “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.” With respect to the disclosure in Item 9 providing information, alongside the information about the Fund’s investment objective and principal investment strategies and risks, about other types of investments and practices in which the Fund may engage, the Registrant notes that General Instruction C.3(b) to Form N-1A states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus . . . that is not otherwise required.”

11.	The staff notes the section entitled “Preferred Stock” under “Investment Objective & Principal Policies and Risks” on page 11 of the Prospectus. Please confirm whether the Fund invests in preferred stock as a principal strategy. If so, please add relevant disclosure to the Item 4 strategy and risk sections.

Response: The Registrant confirms that, while the Fund does not treat preferred stock as a qualifying investment for purposes of the Fund’s 80% Policy, it may invest in preferred stock and other hybrid securities as part of its principal investment strategies. The Registrant intends to make the following clarifying change to the third sentence of the first paragraph under “Principal Investment Strategies” (addition in bold/underline):

The Fund may also invest in real estate investment trusts (“REITs”) and preferred stock. Investments in preferred stock will not, however, count towards the Fund’s 80% Policy.

The Registrant notes that certain risks associated with these types of securities are included in Item 4 in “Principal Risks—Convertible and Other Hybrid Securities Risks,” with an expanded discussion in the “Investment Objective & Principal Policies and Risks” section.

12.	The staff notes the section entitled “Derivatives” under “Investment Objective & Principal Policies and Risks” in Item 9 on page 17 includes certain derivatives not highlighted in the “Derivatives Risk” disclosure under “Principal Risks” in Item 4. Please confirm that Item 9 risk disclosure is an expanded version of the Item 4 risk disclosure.

Response: The Registrant has reviewed its risk disclosure regarding derivatives under Item 4 and Item 9 and believes that the disclosure is appropriate. The Registrant notes that the Item 4 “Derivatives Risk” disclosure includes a summary of derivatives risks, while the Item 9 “Derivatives” disclosure includes expanded disclosure regarding the specific derivative instruments in which the Fund may invest.

13.	The staff notes the section entitled “Inflation-Indexed Bonds” under “Investment Objective & Principal Policies and Risks” on page 21 of the Prospectus. Please confirm whether the Fund invests in inflation-indexed bond as a principal strategy. If so, please add relevant disclosure to the Item 4 strategy and risk sections.

Response: The Registrant believes that its current disclosure regarding inflation-index bonds is responsive to Items 4 and 9 of Form N-1A. The Registrant’s “Principal Investment Strategies” section indicates that the Fund may invest in many types of bonds and other fixed and floating-rate income instruments and describes the principal risks associated with such instruments, including “Market Risk,” “Interest Rate Risk,” and “Credit Risk.” The “Investment Objective & Principal Policies and Risks” section provides additional information regarding those instruments in “Fixed-Income Securities and Other Debt Instruments” and in more instrument-specific disclosure, including “Inflation-Indexed Bonds.”

14.	The staff notes the section entitled “Short Sales” under “Investment Objective & Principal Policies and Risks” on page 22 of the Prospectus. Please confirm whether the Fund engages in short sales on securities or a basket or index of securities as a principal strategy. If so, please add relevant disclosure to the Item 4 strategy and risk sections.

Response: The Registrant confirms that the Fund does not currently engage in short sales as a principal investment strategy, although it may engage in short sales from time to time. With respect to this disclosure in Item 9, which provides information, alongside the information about the Fund’s investment objective and principal investment strategies and risks, about other types of investments and practices in which the Fund may engage, the Registrant notes that General Instruction C.3(b) to Form N-1A states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus . . . that is not otherwise required.”

4

15.	The staff notes the section entitled “Cash and Money Market Instruments; Temporary Defensive Positions” on page 24 of the Prospectus. Please confirm whether investing in cash and money market instruments is a principal risk of the Fund. If so, please add relevant risk disclosure to Item 4. If not, please move this disclosure to a non-principal risk section and label the risk as such.

Response: The Fund may invest in cash and money market instruments as part of its principal investment strategies. The Registrant notes that, in addition to the disclosure in “Cash and Money Market Instruments; Temporary Defensive Positions,” the risks of money market instruments are included in “Principal Risks-Money Market Instrument Risk” under Item 4.

16.	Please disclose if the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10 of N-1A.

Response: The Registrant confirms that the Fund is managed by a team of portfolio managers. The Registrant believes that its disclosure regarding these managers sufficiently indicates to investors that the Fund is co-managed.

17.	Regarding “Financial Statements” on page 47, please comply with Rule 411 under the Securities Act with respect to hyperlinking any document that is incorporated by reference.

Response: The Registrant acknowledges the staff’s comment and intends to add any required hyperlinks in accordance with Rule 411 under the Securities Act.

Part C

18.	Please include the language regarding the limitations on indemnification found in Rule 484 of the Securities Act of 1933, as amended.

Response: The Registrant respectfully submits that the language regarding the limitations on indemnification in Rule 484 is not required because the Registrant is not seeking acceleration of effectiveness under Rule 461.

* * *

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President

5